Celanese to sell its Acrylates business to The Dow Chemical Company

Celanese has reached an agreement to sell its Acrylates business to The Dow Chemical Company.

As part of its strategy to focus on its core businesses, Celanese AG has signed an agreement to sell its acrylates (acrylics) business product line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethyl hexyl acrylate, as well as acrylics production assets at the Celanese Clear Lake, Texas facility to The Dow Chemical Company. In 2002, this business generated sales of approximately EUR 320 million. Celanese expects the sale to generate a slight gain. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylics to Celanese for use in its emulsions production. The transaction remains subject to customary closing conditions, including regulatory approvals.

Contact - Media Relations:
Michael Kraft, Tel. +49 (0)69 305 14072
Phillip Elliott, Tel. +49 (0)69 305 33480

Contact - Investor Relations:
Todd Elliott, Tel. +49 (0)69 305 83199
Oliver Stratmann, Tel. +49 (0)69 305 4139
Andrea Stine (USA), Tel. +1 908 522 7784

More information about Celanese is available on the internet under http://www.celanese.com